Exhibit 99.1

IR-207

CNinsure Announces Retirement of Co-founder

GUANGZHOU, China, March 29, 2016 (GLOBE NEWSWIRE) -- CNinsure Inc. (Nasdaq:CISG) (the "Company" or "CNinsure"), a leading independent online-to-offline financial services provider operating in China, today announced that its president and co-founder Qiuping Lai, aged 62, has retired from the Company and the board of directors (the "Board"). Chunlin Wang, chief executive officer of the Company, has been elected to fill the vacancy on the Board created by Mr. Lai’s retirement as an executive director. The resignation and appointment became effective March 27, 2016.

Mr. Wang joined CNinsure in 1998 and has been CNinsure’s chief executive officer since October 2011. From 1998 to 2011, he held various managerial positions in CNinsure. Mr. Lai is the co-founder of CNinsure and has served as the president and director of the Company since 2004.

Commenting on the change, Mr. Yinan Hu, Chairman of CNinsure, stated, “Qiuping has made tremendous contributions to CNinsure's development and success since we founded it together in 1998, for which I would like to express my sincere gratitude and appreciation to him and wish him all the best in retirement.

"We welcome Chunlin to the Board. During his term as CEO of the Company, he has demonstrated strong leadership and excellent management skills by successfully leading the business through several major milestones, including its strategic transition towards a offline-to-online operating model. We believe that he will be a valuable member of the Board in its commitment to ensuring that the Company operates in the best interests of its shareholders. We look forward to working closely with him in his new role."

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) CNpad, a mobile sales support application; and (2)Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@cninsure.net